TORONTO, OCTOBER 30, 2007

FAIRFAX AND STONE POINT ENTER INTO AN AGREEMENT REGARDING CUNNINGHAM LINDSEY
(Note:  All dollar amounts are in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) (“Fairfax”) and Cunningham Lindsey Group Inc. (TSX:LIN) (“Cunningham Lindsey”) announce that they have entered into an agreement with Trident IV, L.P. and certain affiliated entities, which are private equity funds managed by Stone Point Capital LLC (collectively “Stone Point”).  Pursuant to the agreement, Stone Point will acquire for approximately $80 million a 51% interest (representing a price equivalent of approximately $2.40 per Cunningham Lindsey share) in a newly-formed holding company that will own the operating businesses of Cunningham Lindsey.  Fairfax will invest approximately $30 million and senior management of Cunningham Lindsey and its operating companies will be investing as well. The proceeds from these investments will be used to repay Cunningham Lindsey’s $72.8 million unsecured term loan facility and for working capital.

Jan Christiansen, Cunningham Lindsey’s President and Chief Executive Officer, stated, “Since 1985, Stone Point has raised more than $10 billion in committed capital to make investments in the global insurance and financial services industries and has invested in more than forty insurance and financial services companies.  Bringing in a new partner of this calibre with a proven track record of success will help us to accelerate our strategy for growth.”

In order to satisfy the condition to the Stone Point investment that Fairfax be the sole shareholder of Cunningham Lindsey, Fairfax will make a cash offer, by way of an amalgamation transaction, of $3.20 per share in cash (approximately $10 million in total, which is included in the $30 million amount above) to acquire all of the outstanding subordinate voting shares of Cunningham Lindsey which it does not currently own.  Upon completion of the foregoing going-private transaction and completion of the above-mentioned investments, Fairfax will hold an approximately 45% interest in the operating companies of Cunningham Lindsey through its 100% ownership of Cunningham Lindsey, and senior management of Cunningham Lindsey and its operating companies will hold an approximately 4% interest in these operating companies.

The board of directors of Cunningham Lindsey established a special committee (the “Special Committee”) to supervise the preparation of a formal valuation of the subordinate voting shares by Crosbie & Company Inc. (“Crosbie”), a qualified independent valuator retained by the Special Committee, and to consider the proposed going-private transaction.  Crosbie has prepared a formal valuation in respect of the subordinate voting shares and the proposed cash offer of $3.20 per subordinate voting share is above the mid-point of the range of fair value determined by Crosbie.  Crosbie also provided its opinion that the proposed cash offer of $3.20 per subordinate voting share is fair, from a financial point of view, to the minority shareholders of Cunningham Lindsey. The Special Committee subsequently unanimously determined that the going-private transaction is in the best interests of Cunningham Lindsey and the cash offer of $3.20 per subordinate voting share is fair, from a financial point of view, to the minority shareholders of Cunningham Lindsey.

A special meeting of shareholders of Cunningham Lindsey will be held to consider the proposed transaction, which is also subject to applicable regulatory approvals and customary closing conditions. The proposed transaction requires the approval of not less than two-thirds of the votes cast by holders of subordinate voting shares and multiple voting shares, with each class voting separately.  Cunningham Lindsey has 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.  All of the multiple voting shares and approximately 84.1% of the subordinate voting shares are owned by Fairfax, which intends to vote in favour of the transaction.

The proposed transaction also requires the approval of a simple majority of the votes cast by the minority holders of subordinate voting shares.  Fairfax, parties related to Fairfax, including its directors and senior officers, and certain members of management of Cunningham Lindsey will not be considered to be “minority holders” for the purposes of this “majority of the minority” approval requirement.

The terms and conditions of the proposed transaction, a copy of the formal valuation and fairness opinion prepared by Crosbie, the factors considered by the Special Committee and Cunningham Lindsey’s board of directors, and other relevant background information will be detailed in a management information circular to be mailed to shareholders of Cunningham Lindsey as soon as practicable.

“The personal investment by senior management reflects their confidence in this transaction and their commitment to Cunningham Lindsey, and ensures stability within the organization and continuity for our clients.  Cunningham Lindsey will continue to function as five operating companies, with our current management teams and organizational structure remaining in place,” stated Mr. Christiansen.

On completion of the proposed transaction, anticipated to occur by mid- December, Cunningham Lindsey’s subordinate voting shares will be delisted from the Toronto Stock Exchange.  The company’s $125.0 million of 7% unsecured Series “B” debentures due June 16, 2008 will remain outstanding.

About Fairfax

Fairfax Financial Holdings is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

About Cunningham Lindsey

Cunningham Lindsey Group is one of the leading insurance loss-adjusting groups worldwide. Through its operating subsidiaries, Cunningham Lindsey Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management.  It has a global network of approximately 4,000 professionals located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.  Beyond its core loss adjusting services, Cunningham Lindsey Group provides engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services as well as claims appraisal training and education courses in the United States.

For further information, please contact Greg Taylor, Chief Financial Officer, Fairfax Financial Holdings Limited at (416) 367-4941 or Jan Christiansen, President and Chief Executive Officer, Cunningham Lindsey Group Inc. at (847) 517-3300 Ext. 3333.

Forward-Looking Information

The matters discussed in this release include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.  Forward-looking statements may be identified, without limitation, by the use of such words as “may”, “will”, “should”, “would”, “could”, “anticipates”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects”, “believes”, or words or phrases of similar meaning or negative derivations thereof.  Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events.  Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to the following factors: the satisfaction of the conditions to consummate the proposed transaction, including the approval by shareholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement providing for the proposed transaction; the delay of the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason; and the amount of the costs, fees and expenses related to the proposed transaction.  We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.